PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 AT[redacted]
Greece

05011964

RECEIVED
2005 OCT 24 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

No/Date : F/DI :613/18-10-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement regarding a Directorate Change.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Enclosure
- An announcement regarding a Directorate Change

dlw 10/24

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Mr. Raphael Moissis has handed in his resignation as a member of Board of Directors of the Public Power Corporation SA.
A new member will be elected by the Board of Directors at the next Meeting.

ATHENS 18/10/2005